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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-25361
Onyx Software Corporation
(Exact name of registrant as specified in its charter)
1100–112th Avenue N.E., Suite 100
Bellevue, Washington 98004-4504
(425) 451-8060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.01 par value per share
Preferred Stock Purchase Rights, $.01 par value per share
(Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record of common stock as of the certification or notice date: 1
     Approximate number of holders of record of preferred stock purchase rights as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Onyx Software Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2006	By:	/s/ Jeffrey R. Tognoni
	Name:	Jeffrey R. Tognoni
	Title:	President and Chief Executive Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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